CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

Telephone (954) 363-7333
Facsimile (954) 363-7320
Andrew.Wang@cdii.net
November 30, 2011

‘CORRESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jenifer Gallagher

Re:	China Direct Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2010 Filed December 23,2011
Form 10-K/A for the fiscal year ended September 30, 2010 Filed January 28, 2011
Form 10-Q for the quarterly period ended December 31, 2010 Filed February 14, 2011
Form 10-Q for the quarterly period ended March 31, 2011 Filed May 16, 2011
Form 10-Q for the quarterly period ended June 30, 2011 Filed August 15, 2011
Form 10-Q/A for the quarterly period ended June 30, 2011 Filed September 9, 2011
Response letter dated August 5, 2011
File No. 001-33694

Dear Ms. Gallagher:

       Per our telephone discussion on November 22, 2011 regarding our response filed with the Commission on October 28, 2011 to the staff’s comment letter dated September 30, 2011, below are our responses to the disclosure clarifications requested:

1.	The cumulative adjustments in equity upon the implementation of EITF 07-5 effective January 1, 2009.

RESPONSE: We agree to account for the cumulative effects in the amount of $242,177 as a gain in retained earnings upon the adoption of EITF 07-5 in the equity section of our balance sheet, with $103,570 as changes in fair value of derivative liabilities as a decrease to our current earnings in the statement of operations for the fiscal year ended September 30, 2011.

2.	The previously accounted one-time deemed dividends will be removed from the EPS calculations in the current report on Form 10-K.

RESPONSE: We agree to remove the one-time deemed dividends of $677,398 previously accounted for under the guidance of EITF 98-5 and EITF 00-27 as filed with our interim financial statements dated December 31, 2010 on Form 10-Q when calculating EPS and in our current income statement on Form 10-K for the fiscal year ended September 30, 2011.

3.	The term “Beneficial Conversion Option” to be replaced with “Conversion Option Derivative Liabilities.”

RESPONSE: We agree to replace the previously used term “Beneficial Conversion Option” in our financial statements with the term “Conversion Option Derivative Liabilities.”

4.	The draft proposal to be inserted in our current financial statements for the corrections of errors on Form 10-K.

RESPONSE: We propose to include the following footnote disclosure in our financial statements on Form 10-K for the fiscal year ended September 30, 2011 regarding the corrections of previous accounting errors relating to the adoption of EITF 07-5 effective as of January 1, 2009 and its cumulative accounting impact on our consolidated financial statements.

NOTE 11 – CAPITAL STOCK

Treatment of Accounting Errors

In October, 2011, we determined that our previously reported financial statements contained accounting errors, which would require corrections. Specifically, we determined that (i) we failed to account for the cumulative effects of the adoption of EITF 07-5 as of January 1, 2009 for both the embedded down-ratchet conversion option in our Series A Preferred Stock and the Series A Stock Purchase Warrants as derivative liabilities, (ii) incorrectly recognized the one-time deemed dividends for the embedded Series A conversion options, and (iii) incorrectly applied our assumption for the ‘time to exercise’ input of the fair value calculation of the warrants, which was shorter than the actual contractual term of five (5) years. After carefully considering the extent and magnitude of these errors and weighing their materiality for the affected interim and annual periods and their financial impact from both a quantitative and qualitative standpoint, we determined them to be immaterial, and decided to make these corrections as cumulative adjustments in our financial statements on Form 10-K for the fiscal year ended September 30, 2011. In addition, the reversal of the one-time deemed dividends of $677,398 recorded in our interim financial statements for the period ended December 31, 2010 results in an increase of $0.02 per share attributable to China Direct shareholders on both the basic and diluted basis.

The cumulative effects of these accounting correction entries are shown in the table below:

For the Twelve Months ended September 30, 2011
Accounting Adjustments for Corrections of Errors
	Dr	Cr
Additional paid in capital (APIC)	923,236
Current Loss Adjustment	103,570
Reversal of Deemed Dividends – Retained Earnings		677,398
Fair Value of Conversion Option Derivative liabilities		69,295
Fair Value of Derivative liabilities – Warrants		37,936
Cumulative Effects -Retained Earnings		242,177

Sincerely,

/s/ Andrew X. Wang
Andrew X. Wang
Chief Financial Officer

 cc:           Dr. James (Yuejian) Wang, CEO
 Lazarus Rothstein, EVP & General Counsel
 Sherb & Co., LLP